March 16, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Keynote Systems, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2009
Filed December 11, 2009
Form 10-Q for the Quarter Ended December 31, 2009
Filed February 9, 2010
File No. 000-27241
Ladies and Gentlemen:
     By this letter, Keynote Systems, Inc. (“Keynote” or the “Company”) responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) raised in its letter dated March 4, 2010 (the “Comment Letter”). For your convenience, we have set forth below each of the Staff’s comments in italicized text in the order they appear in the Comment Letter.
Form 10-K for the Fiscal Year Ended September 30, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Goodwill, Identifiable Intangible Assets, and Long-Lived Assets, page 34
1.	We note from your response to prior comment 6 that the fair value of the company’s reporting unit exceeded its carrying value at September 30, 2009 by $3.4 million. Please clarify whether you have determined that the estimated fair value of your reporting unit substantially exceeded the carrying value and if so, explain further your conclusions that a fair value in excess of carrying value by 2.2% is considered to be substantially in excess. Also, to the extent you have determined that the estimated fair value substantially exceeds the carrying value for your reporting unit, please disclose this determination in future filings. Alternatively, if you believe your reporting unit has an estimated fair value that is not substantially in excess of the carrying value, then please revise your disclosures to disclose (a) the percentage by which fair value of the reporting unit exceeded carrying value as of the date of the most recent test and (b) describe the potential events and/or changes in circumstances that could reasonably be

United States Securities and Exchange Commission
March 16, 2010
expected to negatively affect the key assumptions used in determining fair value. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.
          The Company advises the Staff that the estimated fair value of our reporting unit at September 30, 2009 was not substantially in excess of its carrying value. As noted in our previous response to the Staff’s comment, we believe that the fair value that we utilized in the market approach was conservative. In future filings beginning with the Company’s Form 10-K for fiscal year 2010 or earlier periodic reports, as applicable, the Company will either disclose the percentage by which its reporting unit’s fair value exceeded its carrying value or state that the estimated fair value substantially exceeded the carrying value of the Company’s reporting unit. Such determination will be made based upon the facts and circumstances at each reporting date. If the Company deems that the fair value does not substantially exceed the carrying value of the reporting unit, the Company will disclose further information regarding the potential events and/or changes in circumstances, including the impact of any decline in its market capitalization, that could reasonably be thought to negatively affect the key assumptions used in determining fair value as outlined in your comment. If the fair value of the reporting unit is determined to be not substantially in excess of its carrying value as of the date of a future impairment test, the Company anticipates that its disclosure will include a paragraph similar to the following:
     Based on the results of the first step of the Company’s impairment test performed at September 30, 20XX, the fair value of its reporting unit exceeded its carrying value by approximately X.X% and the Company passed Step 1 of the goodwill impairment test. Accordingly, the Company has not recognized any impairment of its goodwill in the accompanying consolidated financial statements. The Company continuously monitors for events and circumstances that could negatively impact the key assumptions in determining fair value, including long-term revenue growth projections, discount rates, recent market valuations from transactions by comparable companies, volatility in the Company’s market capitalization and general industry, market and macro-economic conditions. It is possible that changes in such circumstances, or in the variables associated with the judgments, assumptions and estimates used in assessing the fair value of the reporting unit, would require the Company to record a non-cash impairment charge.
Note 1(B). Revenue recognition, page 58
2.	We note from your response to prior comment 9 that for Internet subscription services revenue, the framework agreement signed by both parties is evidence of an arrangement. Please clarify whether you begin recognizing revenue based on this arrangement alone or whether you defer revenue recognition until the specific quote and purchase order are also provided. If the framework agreement alone is evidence of an arrangement then please explain further how you determined that the fixed and determinable criteria of SAB Topic 13A have been met prior to the company providing a specific quote for the arrangement.
          The Company does not recognize revenue with only a framework agreement as evidence of an arrangement in place. The framework agreement details the overall terms and conditions between the Company and its customers. Revenue is deferred until a specific quote and purchase order are also provided. Once the framework agreement, specific quote, and purchase order are received, the arrangement satisfies the fixed and determinable criteria of SAB Topic 13A.

United States Securities and Exchange Commission
March 16, 2010
Form 10-Q for the Quarter Ended December 31, 2009
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures and Other Operational Data
Other Operational Data, page 33
3.	We note your response to prior comment 5. In future filings, please explain how you calculate average monthly revenue per internet page. In addition, provide a more detailed explanation of the causes of changes in the listed measures over the covered periods. For example, your disclosure indicates that although customers have remained constant, and your average monthly internet pages measured have increased, your average revenue per page has decreased, due to the recent economic environment and other competitive pressures. If, as it appears, such pressures have caused a decrease in prices, you should state so.
          In future filings beginning with the Company’s Form 10-Q for the period ending March 31, 2010, the Company will disclose how the average monthly revenue per internet page is calculated and the causes of changes in the listed measures over the covered periods. The Company advises the Staff that it calculates average monthly revenue per internet page by dividing total net revenue from its Application Perspective, Transaction Perspective, Streaming Perspective and Web Site Perspective subscription services by the average monthly internet pages measured for the period. Additionally, the Company will disclose the impact on prices of any recent economic and other competitive pressures.
Item 6. Exhibits, page 46
Exhibits 31.1 and 31.2
4.	The certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. We note that you have made the following changes:
•	Replaced the word “report” with quarterly report” in paragraphs 2, 3, and 4;

•	Omitted the parenthetical language from paragraph 4(d); and

•	Omitted the parenthetical language from paragraph 5.
Please confirm that you will conform your disclosures in future filings to the exact language of provided in Item 601(b)(31) of Regulation S-K.
          In future filings beginning with the Company’s Form 10-Q for the period ending March 31, 2010, the Company’s certifications will conform to the exact language of Item 601(b)(31) of Regulation S-K.

United States Securities and Exchange Commission
March 16, 2010

Very Truly Yours,

KEYNOTE SYSTEMS, INC.

/s/ ANDREW HAMER
Andrew Hamer
Chief Financial Officer

cc:	Umang Gupta, Chief Executive Officer, Keynote Systems, Inc.
Joe Talley, Deloitte & Touche LLP
Jeffrey Vetter, Fenwick & West LLP